

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Paul Francese
Chief Financial Officer
SUMMER INFANT, INC.
1275 Park East Dr
Woonsocket, RI 02895

> **Re: SUMMER INFANT, INC.**
> **Form 8-K filed January 17, 2020**
> **Exhibit No. 10.1 – Amendment No. 3 to Second Amended and Restated Loan and Security Agreement**
> **Exhibit No. 10.2 – Amendment No. 3 to Term Loan and Security Agreement**
> **File No. 001-33346**
>
> **Form 8-K filed November 5, 2019**
> **Exhibit No. 10.1 – Amendment No. 2 to Second Amended and Restated Loan and Security Agreement**
> **Exhibit No. 10.2 – Amendment No. 2 to Term Loan and Security Agreement**
> **File No. 001-33346**

Dear Mr. Francese:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance